Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

As of December 31, 2019, Cortland Bancorp., an Ohio corporation, had one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, common shares without par value. This summary provides a brief description of our common shares.  It is a summary only and is qualified in its entirety by reference to the Ohio General Corporation Law and to our Amended Articles of Incorporation, or “articles,” and our Code of Regulations, or “regulations.” Our articles and regulations are filed as exhibits to the Annual Report on Form 10-K of which this exhibit is a part and incorporated by reference herein.

Authorized Capital Stock

Under our articles, we have authority to issue 20,000,000 common shares, each without par value. We do not have any authorized preferred shares.

As of December 31, 2019, there were 4,278,488 shares outstanding and 404,445 shares held in treasury.  As of December 31, 2019, there were 26,025 equity-based awards outstanding.

Voting; Dividends; Other Rights

Holders of our common shares are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting in the election of directors. Accordingly, the holders of a majority of our outstanding common shares entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Holders of our common shares are entitled to receive dividends ratably when, as, and if declared by the board of directors out of funds legally available for the payment of dividends. Upon our liquidation, dissolution or winding up, holders of our common shares are entitled to share ratably in all assets remaining after payment of liabilities. Holders of our shares have no preemptive rights and have no rights to convert their common shares into any other securities. There are no conversion terms, redemption or sinking fund provisions applicable to our shares.  No restrictions on alienation of our common shares are imposed by our articles or regulations.

We have the right, but not the obligation, to repurchase our common shares from our shareholders; however, we are not permitted to repurchase our shares if, after the repurchase, we would be insolvent or our assets would be less than our liabilities plus our stated capital.

Transfer Agent

American Stock Transfer & Trust Company LLC (“AST”) serves as the transfer agent and registrar for our common shares. You may reach AST at 6201 15th Avenue, Brooklyn, NY  11219. The toll-free telephone number for AST is (866) 703-9077 and online at www.astfinancial.com.

Anti-Takeover Provisions of Our Articles and Regulations

Our articles and regulations contain certain provisions which may be deemed to have anti-takeover effects. The following summary is not complete and is qualified in its entirety by reference to our articles and regulations.

Supermajority Voting Provisions

Unless at least two-thirds of the whole authorized number of directors recommend their approval, the following actions require the affirmative vote of the holders of 80% of our voting power: (a) amendments of our articles; (b) new regulations or an alteration, amendment or repeal of our regulations; (c) an agreement of our merger or consolidation with or into one or more other corporations; (d) a combination or majority share acquisition involving the issuance of our shares and requiring shareholder approval; (e) a sale, lease or exchange of all or substantially all of our property and assets; (f) our dissolution; or (g) a proposal to fix or change the number of our directors by action of our shareholders. If these actions are approved by two-thirds of the whole authorized number of our directors, then such actions must be approved by shareholders holding only a majority of the voting power.

Transactions with Certain Shareholders

Unless minimum price requirements are complied with and a proxy statement meeting the requirements of the Securities Exchange Act of 1934 is submitted to our shareholders for the purpose of soliciting shareholder approval of the transaction, our articles require the affirmative vote of 80% of our outstanding shares (and in certain circumstances, a higher percentage) for approval of mergers, business combinations and other similar transactions with holders of shares representing at least 20% of the voting power of our Company entitled to vote in the election of directors. Additionally, the provision of our articles containing this requirement may not be amended or repealed without the affirmative vote of our shareholders discussed in the preceding sentence.

Classified Board of Directors

Our regulations classify the board of directors into three classes serving staggered three-year terms, and our articles eliminate cumulative voting for directors.

Shareholder Nominations

Pursuant to our regulations, shareholder nominations for directors must be made in writing and delivered or mailed to our executive offices not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors. However, if we give less than 21 days’ notice of the meeting to our shareholders, the nomination must be mailed or delivered not later than the close of business on the seventh day after the day on which we mailed the notice. Each nomination must contain the following information to the extent known by the nominating shareholder: (a) the name and address of each nominee; (b) the principal occupation of each nominee; (c) the total number of our shares that will be voted for each nominee; (d) the name and residence address of the nominating shareholder; (e) the number of our shares owned by the nominating shareholder; and (f) any other information required to be disclosed with respect to the nominee under the Securities and Exchange Commission’s proxy rules.

Removal of Directors

Our articles provide that directors may be removed only by the affirmative vote of the holders of 80% of the voting power at an election of directors, and only for cause.